Exhibit 99.1

Luxfer Group files Form 20F and announces expanded funding package

SALFORD, England--(BUSINESS WIRE)--Luxfer Group (NYSE:LXFR), a global materials technology company, announced today that it has filed its Form 20F for 2013 with the U.S. Securities and Exchange Commission, including audited financial statements for the year ended December 31, 2013. The company recorded revenues of $481 million and pre-tax profits of $47 million for the year. Luxfer’s annual filing can be downloaded from the SEC website: www.sec.gov/edgar.shtml.

Luxfer also announced that it has completed the amendment and extension with a banking syndicate on a $150-million funding package to support its growth plans. The company has increased the size of its revolving credit facility from £70 million (ca. $115 million) to $150 million. Luxfer can also draw on an additional uncommitted $50 million ‘accordion’ facility if required.

Lloyds Bank’s North West-based Mid Markets and Strategic Finance teams led the banking syndicate, which also included incumbent lenders Yorkshire Bank and Bank of America Merrill Lynch, as well as new entrants RBS and Santander.

Andy Beaden, Luxfer Group Finance Director, said: “Following our IPO in October 2012, this extended banking facility further strengthens our financial position and provides a solid platform for future growth. This larger and more flexible facility gives the Group considerable ability to invest, both organically and inorganically, in its materials and gas containment technologies, supporting both current strategic projects and new opportunities as they arise.”

Luxfer Group’s main legal advisers were Dickson Minto WS, with Frank, Harris, Shriver & Jacobson (London) LLP providing advice on U.S. law. The Banking Syndicate was advised by Addleshaw Goddard.

About Luxfer Group

Luxfer is a global materials technology company specializing in the design and manufacture of high-performance materials, components and high-pressure gas-containment devices for environmental, healthcare, protection and specialty end-markets. Luxfer customers include both end-users of its products and manufacturers that incorporate Luxfer products into finished goods. The company employs more than 1,800 staff and operates 20 manufacturing plants in eight countries. For more information, visit www.luxfer.com.

Investor and news agency contact: Dan Stracner, Director of Investor Relations, U.S. telephone number: +1 951 341 2375 ; email: dan.stracner@luxfer.net.

FORWARD-LOOKING STATEMENTS

This press release contains forward-looking statements.

Examples of such forward-looking statements include, but are not limited to:

(i) statements regarding Luxfer Group’s results of operations and financial condition,

(ii) statements of plans, objectives or goals of Luxfer Group or its management, including those related to financing, products or services,

(iii) statements of future economic performance and

(iv) statements of assumptions underlying such statements. Words such as “believes”, “anticipates”, “expects”, “intends”, “forecasts” and “plans” and similar expressions are intended to identify forward-looking statements but are not the exclusive means of identifying such statements.

By their very nature, forward-looking statements involve inherent risks and uncertainties, both general and specific, and risks exist that the predictions, forecasts, projections and other forward-looking statements will not be achieved. The Group cautions that a number of important factors could cause actual results to differ materially from the plans, objectives, expectations, estimates and intentions expressed in such forward-looking statements. These factors include, but are not limited to:(i) future revenues being lower than expected; (ii) increasing competitive pressures in the industry; (iii) general economic conditions or conditions affecting demand for the services offered by us in the markets in which we operate, both domestically and internationally, being less favorable than expected; (iv) the amount of indebtedness we have incurred and may incur and the obligations to service such indebtedness and to comply with the covenants contained therein; (v) fluctuations in the price of raw materials and utilities; (vi) currency fluctuations and hedging risks; and (vii) worldwide economic and business conditions and conditions in the industries in which we operate.

Luxfer Group cautions that the foregoing list of important factors is not exhaustive. These factors are more fully discussed in the sections “Forward-Looking Statements” and “Risk Factors” in our annual report on form 20-F dated March 31, 2014 filed with the U.S. Securities and Exchange Commission. When relying on forward-looking statements to make decisions with respect to Luxfer Group, investors and others should carefully consider the foregoing factors and other uncertainties and events. Such forward-looking statements speak only as of the date on which they are made, and the Group does not undertake any obligation to update or revise any of them, whether as a result of new information, future events or otherwise.